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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                     Commission File No. 0-21499

                          NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  [x] Form 10-Q
                        [ ] Form N-SAR

                     For Period Ended: September 29, 2001

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended: ________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant SPECIALTY CATALOG CORP.
Former name if applicable

Address of principal executive office 21 BRISTOL DRIVE
City, State and Zip Code              SOUTH EASTON, MASSACHUSETTS 02375

                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

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                                   PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's Transition Report on Form 10-Q for the period ended September 29, 2001 ( the "Transition Report") could not be filed within the prescribed time period due to the Registrant's time, work and detailed involvement in a merger agreement between the Registrant and another company that will be completed on or about November 13, 2001, which is the last day for filing timely the Transition Report. Several accounting relation disclosures, which are required to be disclosed within the Transition Report, will not be completed until the merger agreement is finalized on or about November 13, 2001, thereby delaying the completion of the Transition Report.

                                   PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Thomas McCain                 (508)                 238-0199
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SPECIALTY CATALOG CORP.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 13, 2001                 By: /s/ Thomas McCain
                                        Thomas McCain,
                                        Senior Vice President and
                                        Chief Financial Officer

                                 ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).